UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 24, 2024
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Form Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

Executive Summary

The Bosmansdam High School Solar Project is a 79.9 kW DC rooftop solar installation paired with a 160kWh battery energy storage system ("BESS") installation, located at 33 Adam Tas Avenue, Bothasig, Cape Town, South Africa ("Project"). The Project will be connected "Behind the Meter" at Bosmansdam High School.

The Project has signed a Solar Lease with Bosmansdam High School. The Solar Lease obligates Bosmansdam High School to make monthly lease payments for the right to use the Project for the generation of electricity. As compensation for the BESS, Bosmansdam High School will pay a fixed monthly amount for a period of 10 years.
Energea Portfolio 3 Africa LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $147,858 with a projected IRR of 11.53% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 3 Africa LLC
Project Location	Bothasig, Cape Town, South Africa
Technology	Rooftop Solar
System Size Solar: Battery:	100 kW AC / 79.9 kW DC Two (2) 80kWh/64HV batteries
Estimated Year 1 Production	126,922.1 kWh
Coordinates	-33.859444, 18.534244
Roof Status	Verified by a third-party engineer
Project Status	Under Construction
Useful Equipment Life (Years) Solar: Battery:	25 years 15-20 years (7,000+ cycles)

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	Bosmansdam High School
EPC Contractor	Aces Africa (PTY) Limited
O&M Contractor	Aces Africa (PTY) Limited ("Aces Africa")
Roof Owner	Bosmansdam High School
Asset Manager	The Sun Exchange (PTY) LTD ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	2,402,462 ZAR
Project Soft Costs	148,575 ZAR
Developer Fee	209,465 ZAR
Total Project Financing	2,760,502 ZAR
Debt Funding	N/A
Equity Funding	2,760,502 ZAR
Project Owner IRR	11.53% ($USD)

Project Review

Site

Bosmansdam High School owns the property on which the Project will be installed. The rights to use the roof for a 9 year 11 month term has been secured through the Solar Lease Agreement. The BESS installation is a fixed monthly payment for a term of 10 years as part of the same Agreement.

Bothasig is a suburban area of the City of Cape Town in Western Cape, South Africa. The township was mainly developed for tradesman/women and their families and laid out on the farm of Bosmansdam. Bosmansdam was named after P W Brotha, the former Minister of Community Development and Prime Minister and State President of the Republic of South Africa. The Project will be installed on a second story roof and will not be visible from the ground. The campus is surrounded by a 6ft high metal fence with locked gates, patrolled by security guards, therefore making this a safe place to install a solar array.

Design

Origin Consulting Engineers performed their roof inspection of the Bosmansdam High School rooftops on November 16, 2022. During the inspection of the existing commercial rooftops, they confirmed that the concrete frames, beams and columns can accommodate the additional loading of the proposed solar panels. After the Project is constructed, Origin CE will provide the final structural competence certificate in accordance with section 14 subsection (2A) of the NBR and Building Standards Act (1977).

Project Major System Components

Component Name	Manufacturer and Make	Unit Quantity	Energea Notes
Modules	Longi LR5-72HPH-555M (555Wp)	144	Tier 1 module manufacturer based in China
Inverters	Sunsynk 50kW SUN-50K-SG01HP3-EU	2	Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities.
Racking	LUMAX LM-KS-700	As needed	One of the leading manufacturers in South Africa for solar mounting systems. In addition, this product has been used for several already constructed and operational assets through Sun Exchange
Battery (BESS)	Freedom WON LiTE Home 80/64HV	2	A locally sourced and manufactured product in South Africa, but have also batteries installed in over 60 countries worldwide.

Regarding Energy Production, the Project is estimated to produce 126.9 MWh/year with a Performance Ratio of 80.2%.

Interconnection

The Project will be connected to the distribution network owned and operated by Eskom Distribution. The Project applied for interconnection with the Energy Management Department and obtained the pre-approval for the installation of 100kW on 2/14/2024. The interconnection will be made at the facilities existing AC infrastructure, and no additional interconnection costs are required.

Once the installation of the Project is finished, the Energy Management Department will witness the commissioning process and verify compliance of the system 7-days from the request of the service.

Offtaker

Bosmansdam High School was founded in 1971 in Bothasig, a suburban in the Milnerton area in Cape Town, South Africa and provides a range of academic subjects typical in the South Africa national curriculum. They are a dual-language institution where English and Afrikaans are the primary languages of instruction. The school offers a variety of sporting and cultural activities in addition to its academic program. The school centers itself on four core values; Honesty, responsibility, loyalty, and respect. They encourage everyone to choose and cultivate their own personal values and believe that it is through these that students become positive assets to society.

After running a stress test analysis, it was concluded that the company's liquidity is under a significantly high ratio, with very low liability exposure and no debt. Without the backing of a stable parent company, the total size of owned assets in the name of Bosmansdam High School being in the low end increases its risk impacting the score negatively. Based on the financial information provided, it was concluded that Bosmansdam High School presents a very low risk for investment reaching a value of 9.44 out of 10 and has demonstrated positive trends in asset growth.

The Sun Exchange Trust and Bosmansdam High School signed a Solar Lease Agreement on March 17, 2023. The revenue agreement requires Bosmansdam High School to make monthly lease payments for the rights to use the Project plus a fixed price for the rental of the battery system for a shorter term of ten (10) years. The tariff is adjusted annually on the anniversary of the COD date. The main terms of the Agreement are show in Table 5 below.

Asset Lease Agreement Main Terms

Revenue Contract Term	9 years and 11 months from the Lease Start Date, with the option to renew for a further period of 9 years and 11 months
Initial Asset Rental Fixed Monthly Charge	ZAR 33,790
Annual Adjustment	CPI + 2%

Engineering, Procurement and Construction ("EPC")

ACES Africa has been selected as the EPC partner for the Project. ACES and Sun Exchange signed an EPC Contract on October 2, 2023. Sun Exchange and Energea have worked with ACES before on solar assets in Cape Town. Sun Exchange and Energea performed due diligence on the contractor, and confirmed they are capable of installing the Project based on their past experience and the company's current standing. Sun Exchange will also have a project manager and/or and engineer onsite during the installation process, providing oversight, especially during the key install phases, to ensure a quality outcome that meets Energea's stringent standards. ACES will hold a two (2) year technical warranty starting from the date of issuance of the Commercial Operation Date Notice, which will cover all defects and issues that arise after the asset is energized. The projected COD date for this Project is May 24, 2024.

Insurance

During construction, ACES will provide and maintain adequate insurance coverage at its' cost, for all risks associated with the EPC until final completion. After COD and throughout operation, Sun Exchange will provide and maintain an All-Risks Property and General Liability insurance for the Project. In each case, Energea and the Project will be named as an additional insured under such policies.

Operations &Maintenance

The Operations and Maintenance ("O&M") services will be provided by ACES for the first two (2) years of operation. This service includes monitoring, reporting, module cleaning, preventative maintenance, savings calculations and any on-site IT or technical support. After the initial O&M term, the asset will be overseen and maintained by Energea, Sun Exchange or another third party hired by the Manager.

Financial Analysis (IC Bosmansdam)

The resulting nominal IRR, in USD, of Bosmansdam High School is projected to be 11.53%, with an estimated payback of 8 years, 6 months, and 19 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2033 (shown annually) are presented on Exhibit I - Forecasted Financial Statements.

Energea is acquiring 100.00% of the Project from the Sun Exchange.

This analysis makes use of an inflation assumption, using the latest 5-year average value, from December 2023, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen in Table 6. Value-Added Tax ("VAT") of 15.00% is assumed within the cost table below. Lastly, no interconnection cost is assumed for the Project.

Capital Expenditures Assumptions

Acquisition Costs	N/A	N/A
Solar Modules	465.934 ZAR	5,83 ZAR/Wdc
Solar Inverters	282.997 ZAR	3,54 ZAR/Wdc
Mounting Materials	83.516 ZAR	1,05 ZAR/Wdc
Electrical Materials	296.699 ZAR	3,71 ZAR/Wdc
Labor & Accommodations	92.375 ZAR	1,16 ZAR/Wdc
Battery	992.466 ZAR	12,42 ZAR/Wdc
Rental Equipment	24.860 ZAR	0,31 ZAR/Wdc
Monitoring Equipment	116.916 ZAR	1,46 ZAR/Wdc
Others	41.700 ZAR	0,52 ZAR/Wdc
Interconnection	5.000 ZAR	0,06 ZAR/Wdc
Hard Costs	2.402.462 ZAR	30,07 ZAR/Wdc

Basic Studies and Executive Project	17.500 ZAR	0,22 ZAR/Wdc
Contingency	20.000 ZAR	0,25 ZAR/Wdc
Marketing Channels	20.000 ZAR	0,25 ZAR/Wdc
Fire Suppression	50.000 ZAR	0,63 ZAR/Wdc
Engineering	28.132 ZAR	0,35 ZAR/Wdc
Spare Parts	12.943 ZAR	0,16 ZAR/Wdc
Soft Costs	148.575 ZAR	1,86 ZAR/Wdc

Developer Fees	209.465 ZAR	2,62 ZAR/Wdc

Total CapEx (All-In)	2.760.502 ZAR	34,55 ZAR/Wdc
Total CapEx (All-In)	147.858 USD	1,85 USD

Revenue

The source of the Project's revenue originates from a 20-year term equipment rental contract with Bosmansdam High School, for a fixed base price of 21,457.00 ZAR / month, readjusted annually on the anniversary of the COD by the ZAR CPI rate, plus a 2% spread. The average customer savings during the period is estimated to be of 14.74%.

Additionally, the system makes use of a battery within its configuration, providing load-shedding protection to the Offtaker and creating a more stable electricity supply to the school. For this reason, there is an inclusion amounting a fixed 12.333,00 ZAR per month, charged for the first 10 years of the PPA revenue contract.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of its contractual obligations, the aggregate work of all the required operations and maintenance for the Project, as well as insurance, accounting, and other Project-related fees. The monthly value of the management fee is calculated as an 26.50% rake off the collected revenue in the Project.

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the Project's available documentation. The most relevant documents are listed below:
1.     Asset Lease Agreement (Table 7)
2.     EPC Contract (Table 8)

Contracts Summary

Asset Lease Agreement Summary

Contract	Asset Lease Agreement, 1st and 2nd Amendments
Date	March 17th, 2023
Parties	The Sun Exchange (SA) Bewind Trust - As Lessor Bosmansdam High School - As Lessee
Term	9 years and 11 months from the Lease Start Date, with the option to renew for another period of 9 years and 11 months
Object	Lessor will lease to Lessee the asset, a photovoltaic electricity power generator, located at 31 Adam Tas Avenue, Bothasig, Milnerton.
Initial Asset Rental Fixed Charge Base Rental Rate for Solar Battery Amortization Amount	ZAR 33,790 (per month) ZAR 21,457 (per month) ZAR 12,333 (per month)
Escalation Rate	CPI + 2%
Escalation Frequency and Date	Annually on the anniversary of the Lease Start Date
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two per cent) per month
Currency	South African Rand
Insurance
Lessor shall insure the asset from the Lease Start Date for an amount equal to the full insurable value of the asset, the premiums and any increases payable in respect of such insurance being for the account of the Lessor.

Buy-Out Option	Lessee has the option at any time to purchase the asset (and all its component parts) from Lessor.
Termination Buy-Out
In case of termination pursuant to the Lessee's breach, Lessor is entitled, in its sole discretion, to exercise the Termination Buy-Out Option, as a consequence of which the Lessee shall be compelled to pay the Lessor the Buy-Out Price.

Remedy of Lessee	Lessee's remedy against the Lessor for a breach of any obligation is to claim specific performance. Lessee is precluded from cancelling the agreement pursuant to Lessor's breach.
Dispute Resolution	Arbitration

EPC Contract

Contract	EPC Contract including Long Term Performance Tests
Date	October 2, 2023
Parties	Sun Exchange (PTY) Limited - As Customer Aces Africa (PTY) Limited - As Contractor
Term	2 years from the Commercial Operation Date
Object
Technical planning, design, the procurement and delivery of all necessary components, manufacture, assembly and construction services as well as the installation and connection to the Client's electrical reticulation and where grid tied, to the local grid, which is necessary for delivery and transfer from the Contractor to the Customer of a fully operational, turnkey Solar Plant, with a total electrical capacity of 79.9 kWp of the installed modules and 160/128 kWh, which is suitable for safe and continued operation for a period of at least 20 years after it is connected to the electrical reticulation.

Construction Contract Price	R 2,416,537.40 (exclusive of VAT)
Rate Fluctuation	Should the ZAR/USD forex rates fluctuate by more than 5% before NTP, the Contractor shall be required to reprice the Construction Contract Price in accordance with the forex rate fluctuation.
O&M Scope of Works	The Contractor shall provide Operation and Maintenance Services, from the COD and until the achievement of Final Completion.
O&M Contract Price	R 54,372.09 total (exclusive of VAT), to be paid in equal and quarterly payments.
Delay Liquidated Damages	If Contractor fails to complete the works by the due date, the Contractor shall pay the Customer Delay Liquidated Damages.
Performance Liquidated Damages	If the guaranteed performance ratio or guaranteed availability is not achieved, the Contractor shall pay the Customer Performance Liquidated Damages.
Warranty Period	2 years starting from the date of issuance of the COD Notice
Performance Guarantee
As a condition to achieving the COD, the Contractor shall obtain and deliver (at its cost) to the Customer a Performance Guarantee as security for its proper performance of its obligations, in an amount no less than 5% (five percent) of the Construction Contract Price.

Governing Law	South Africa
Disputes Resolution	Arbitration

Documentation Checklist

Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
	Incentives	X
EPC	Construction Set	X
	Equipment Warranties	X
	Equipment Qualifications	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement	X
	Asset Management Agreement	X
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Bosmansdam Project.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: June 24, 2024

Exhibit I

Forecasted Financial Statements

Balance Sheet

December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Assets
Current assets:
Cash and cash equivalents	R 24,836	R 25,940	R 27,121	R 28,385	R 29,737	R 31,184	R 32,733	R 34,389	R 36,162	R 38,059
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	24,836	25,940	27,121	28,385	29,737	31,184	32,733	34,389	36,162	38,059
Property and equipment	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502
Depreciation	(64,412)	(174,832)	(285,252)	(395,672)	(506,092)	(616,512)	(726,932)	(837,352)	(947,772)	(1,058,192)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 2,720,926	R 2,611,610	R 2,502,371	R 2,393,215	R 2,284,147	R 2,175,174	R 2,066,302	R 1,957,539	R 1,848,892	R 1,740,368

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502	2,760,502
Retained earnings	(39,576)	(148,892)	(258,131)	(367,287)	(476,355)	(585,328)	(694,200)	(802,963)	(911,610)	(1,020,134)
Total stockholders' equity	2,720,926	2,611,610	2,502,371	2,393,215	2,284,147	2,175,174	2,066,302	1,957,539	1,848,892	1,740,368
Total liabilities and stockholders' equity	R 2,720,926	R 2,611,610	R 2,502,371	R 2,393,215	R 2,284,147	R 2,175,174	R 2,066,302	R 1,957,539	R 1,848,892	R 1,740,368

Income Statement

December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Gross revenue	R 235,838	R 415,994	R 434,754	R 454,827	R 476,305	R 499,287	R 523,877	R 550,189	R 578,342	R 608,466
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	235,838	415,994	434,754	454,827	476,305	499,287	523,877	550,189	578,342	608,466
Costs and expenses:
Operations and maintenance	0	0	0	0	0	0	0	0	0	0
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	0	0	0	0	0	0	0	0	0
Management Fees	62,497	110,238	115,210	120,529	126,221	132,311	138,827	145,800	153,261	161,244
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	62,497	110,238	115,210	120,529	126,221	132,311	138,827	145,800	153,261	161,244
Income from operations	173,341	305,756	319,544	334,298	350,084	366,976	385,050	404,389	425,081	447,223
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(64,412)	(110,420)	(110,420)	(110,420)	(110,420)	(110,420)	(110,420)	(110,420)	(110,420)	(110,420)
Income before provision for income taxes	108,929	195,335	209,124	223,878	239,664	256,556	274,629	293,969	314,661	336,803
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	R 108,929	R 195,335	R 209,124	R 223,878	R 239,664	R 256,556	R 274,629	R 293,969	R 314,661	R 336,803

Cashflow Statement

December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Cash flows from operating activities
Net income	R 108,929	R 195,335	R 209,124	R 223,878	R 239,664	R 256,556	R 274,629	R 293,969	R 314,661	R 336,803
Adjustments in net income:
Depreciation and amortization	64,412	110,420	110,420	110,420	110,420	110,420	110,420	110,420	110,420	110,420
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	173,341	305,756	319,544	334,298	350,084	366,976	385,050	404,389	425,081	447,223
Cash flows from investing activities
Purchases of property and equipment, net	(2,760,502)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(2,760,502)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	2,760,502	0	0	0	0	0	0	0	0	0
Distributions paid to investors	(148,505)	(304,652)	(318,363)	(333,034)	(348,732)	(365,529)	(383,501)	(402,732)	(423,309)	(445,326)
Net cash used in financing activities	2,611,997	(304,652)	(318,363)	(333,034)	(348,732)	(365,529)	(383,501)	(402,732)	(423,309)	(445,326)

Net increase (decrease) in cash	24,836	1,104	1,181	1,264	1,352	1,447	1,548	1,657	1,773	1,897
Cash at beginning of the period	0	24,836	25,940	27,121	28,385	29,737	31,184	32,733	34,389	36,162
Cash at end of the period	R 24,836	R 25,940	R 27,121	R 28,385	R 29,737	R 31,184	R 32,733	R 34,389	R 36,162	R 38,059